                                                                      EXHIBIT 10



                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

----------------------------------------------------
HIGHLAND CRUSADER OFFSHORE                          )
PARTNERS, L.P.; HIGHLAND EQUITY FOCUS               )
FUND, L.P.; HIGHLAND CAPITAL                        )
MANAGEMENT, L.P.; and HIGHLAND                      )
CAPITAL MANAGEMENT SERVICES, INC.,                  )
on behalf of themselves and all those similarly     )
situated,                                           )
                                                    )   C.A. No. ______________
                  Plaintiffs,                       )
                                                    )
        v.                                          )
                                                    )
MOTIENT CORPORATION;                                )
STEVEN G. SINGER; GERALD S. KITTNER;                )
BARRY A. WILLIAMSON;                                )
RAYMOND L. STEELE;                                  )
C. GERALD GOLDSMITH; and                            )
JONELLE ST. JOHN,                                   )
                                                    )
                  Defendants.                       )
                                                    )
                                                    )
                                                    )
                                                    )
----------------------------------------------------

                         VERIFIED CLASS ACTION COMPLAINT

         1. Plaintiffs Highland Crusader Offshore Partners, L.P., Highland Equity Focus Fund, L.P., Highland Capital Management, L.P., and Highland Capital Management Services, Inc. (collectively, "Highland") file this Class Action Complaint, on behalf of themselves and all other similarly situated holders of Series A Cumulative Convertible Preferred Stock ("Series A Preferred" or "Series A") of Motient Corporation ("Motient" or the "Company"), to enjoin an exchange offer commenced by Defendants on September 27, 2005 ("Exchange Offer"). On October 4, 2005, Motient filed its first Amendment No 1 to its Schedule TO relating to the Exchange Offer. The Exchange Offer is a significant matter, with a transaction value of over $400 million and is currently scheduled to close on October 26, 2005.

         2. Through the Exchange Offer, Defendants seek to obtain the outstanding shares of Series A Preferred held by Plaintiffs and each member of the Class in exchange for (a) an equivalent number of shares of Series B Cumulative Convertible Preferred Stock ("Series B Preferred" or "Series B"); and
(b) a release of all claims relating to the issuance of the Series A Preferred (the "Release").

         3. Defendants have breached their fiduciary duties in connection with the Exchange Offer by structuring it so that it is coercive, by failing to disclose certain information and by disclosing misleading information related to it. With respect to coercion, the Exchange Offer expressly provides that if a majority of the Series A Preferred shares are tendered, the rights of the non-tendering Series A Preferred holders to require registration with the Securities and Exchange Commission of shares of common stock issuable upon conversion of the Series A Preferred will be extinguished. Members of the Class are therefore effectively forced to tender to avoid the risk that their shares will never become registered and freely tradable.

         4. Defendants' material misrepresentations and omissions in the disclosures associated with the Exchange Offer make it impossible for the holders of the Series A Preferred to compare the value of the Series B Preferred to the value of the Series A Preferred plus the value of claims relating to the issuance of the Series A Preferred, which claims are required to be released as part of the exchange.

                                   THE PARTIES

         5. Plaintiffs are Highland Crusader Offshore Partners, L.P.; a Bermuda exempted limited partnership; Highland Equity Focus Fund, L.P., a Delaware limited partnership; Highland Capital Management, L.P., a Delaware limited partnership; and Highland Capital Management Services, Inc., a Delaware corporation (collectively, "Highland" or "Plaintiffs"). Highland purchased 90,000 shares of Series A Preferred from Defendant Motient Corporation in April 2005 for a purchase price of approximately $90,000,000. Plaintiffs still hold their shares of Series A Preferred.


                                       2
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         6. Defendant Motient Corporation is a Delaware corporation with its principal place of business in Lincolnshire, Illinois. Motient's current board of directors has seven members: James Dondero and Defendants Steven Singer, Gerald Kittner, Raymond Steele, Barry Williamson, Gerald Goldsmith, and Jonelle St. John. Mr. Dondero is the President of Strand Advisors, Inc., the general partner of Plaintiff Highland Capital Management, L.P. Dondero did not vote to authorize the Exchange Offer. All the directors except for James Dondero voted in favor of the Exchange Offer.

         7. Defendant Steven G. Singer has been a Motient director since May 2002 and chairman of the board since June 2003. Defendant Singer authorized and approved the Exchange Offer.

         8. Defendant Gerald S. Kittner has been a Motient director since May 2002. Defendant Kittner authorized and approved the Exchange Offer.

         9. Defendant Raymond L. Steele has been a Motient director since May 2004. Defendant Steele authorized and approved the Exchange Offer.

         10. Defendant Barry A. Williamson has been a Motient director since March 2005. Defendant Williamson authorized and approved the Exchange Offer.

         11. Defendant C. Gerald Goldsmith has been a Motient director since June 2005. Defendant Goldsmith authorized and approved the Exchange Offer.


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         12. Defendant Jonelle St. John has been a Motient director since
November 2000. Defendant St. John authorized and approved the Exchange Offer.

                                      FACTS

MOTIENT'S BUSINESS AND STRUCTURE

         13. Motient owns, operates and develops two-way wireless communications businesses. Motient owns a 61% interest in TerreStar Networks Inc. ("TerreStar"), a development stage company in the process of building its first satellite. Prior to Motient's acquisition of its 61% interest in TerreStar, TerreStar was a subsidiary of another satellite communications company, Mobile Satellite Ventures LP ("MSV"). TerreStar is in the process of developing a communications system in the 2 GHz frequency band, commonly referred to as "S-Band." Motient also directly or indirectly owns a 49% interest in MSV, which provides mobile satellite communications services. MSV has access to over 25 MHz of "L-Band" spectrum. Motient's primary asset is its ownership interests in TerreStar and MSV, and Motient's operations lose money on an operating basis.

THE SERIES A PREFERRED OFFERING

         14. On or about April 15, 2005, Plaintiffs and the Class purchased shares of Series A Preferred from Motient, pursuant to a Securities Purchase Agreement, in a private placement exempt from the registration requirements of the Securities Act of 1933.

         15. The shares of Series A Preferred were created by resolution of Motient's board of directors and the filing of a certificate of designations with the Secretary of State of the State of Delaware. Motient filed a Certificate of Designations of the Series A Preferred (the "Certificate of Designations") with the Secretary of State on April 15, 2005. With respect to the voting rights of Series A Preferred, it provides:


                                       4
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                  Section 3. Voting Rights. Except as required by law,
                  HOLDERS OF SERIES A PREFERRED SHALL HAVE NO VOTING RIGHTS and their consent shall not be required for taking any corporate actions. Notwithstanding the foregoing, the Corporation shall not have the right, as long as any shares of Series A Preferred are outstanding, to modify the rights, preferences or privileges of the Series A Preferred in a manner adverse to the holders of Series A Preferred without first obtaining the approval (by vote or written consent, as permitted by law) of the holders of at least a majority of the then-outstanding shares of Series A Preferred, voting or acting, as the case may be, as a single class.

         16. When Motient issued the Series A Preferred, it described them in its public filings as "shares of non-voting Series A Cumulative Convertible Preferred Stock" and represented that "[t]he Series A [Convertible] Preferred Stock is non-voting, except as required by applicable law."

         17. In the Securities Purchase Agreement, Motient represented that (i) all corporate action necessary for the authorization, execution, delivery and performance of the Securities Purchase Agreement and the transaction documents and consummation of the transactions contemplated therein had been taken and that the Securities Purchase Agreement and other transaction documents were enforceable against Motient in accordance with their terms; (ii) the shares of Series A Preferred had been duly authorized and upon issuance pursuant to the terms of the Securities Purchase Agreement would be validly issued, fully paid and nonassessable; and (iii) the execution, delivery and performance by Motient of the Securities Purchase Agreement and the transaction documents, and the consummation of the transactions contemplated thereby, including the issuance of shares of Series A Preferred, did not and would not conflict with or violate any provision of the Certificate of Incorporation or bylaws of Motient or result in a violation of any statute or law applicable to Motient.

         18. The Series A Preferred purchasers also received a legal opinion from Motient's outside legal counsel, Andrews Kurth LLP ("Andrews Kurth"). That opinion stated that the shares of Series A Preferred were duly authorized and validly issued and that the issuance of the shares did not conflict with Motient's Certificate of Incorporation or applicable law.


                                       5
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         19. When Motient issued the Series A Preferred, Motient's Restated
Certificate of Incorporation (the "Certificate of Incorporation"), however, provided that "[t]he Corporation shall not issue any class of non-voting stock."

         20. The Series A Preferred is convertible into shares of Motient common stock. Each share of Series A Preferred is convertible into a number of shares of Motient Common Stock as is determined by dividing the liquidation amount of the Series A Preferred by the Series A Conversion Price in effect at the time of the conversion. The initial Conversion Price was set at $33.33. At the time that Motient issued the Series A Preferred, Motient common stock traded at approximately $25.00. As of October 6, 2005, the closing price of Motient stock was $20.10. Notwithstanding the decline in market price, the Conversion Price for the Series B Preferred to be issued in the Exchange Offer is the same Conversion Price applicable to the Series A Preferred.

         21. As a condition precedent to the closing of the transaction described in the Securities Purchase Agreement, Motient entered into a Registration Rights Agreement with Plaintiffs and the Class. The Registration Rights Agreement provides that Motient will prepare and file with the Securities and Exchange Commission a registration statement for the purpose of registering for resale under the Securities Act of 1933 the conversion shares and other shares of common stock that Plaintiffs and the Class may obtain pursuant to the Securities Purchase Agreement and associated agreements. Without the filing of a registration statement, Plaintiffs and the Class will not be able to freely transfer or sell these shares of Motient common stock.

         22. With regard to potential future amendments of the Registration Rights Agreement, it provides as follows:


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                  This  Agreement,  and any right,  term or  provision
                  contained herein, may not be amended, modified or terminated, and no right, term or provision may be waived, except with the written consent of (i) the holders of a majority of the then outstanding Registrable Shares and (ii) the Company; provided
                  that  any   amendment   or   modification   that  is
                  materially and disproportionately adverse to any particular Investor (as compared to all Investors as a group) shall require the consent of such Investor.

         23. On July 29, 2005, Motient filed a purported Certificate of Correction to the Certificate of Designations with the Secretary of State of the State of Delaware. The purported Certificate of Correction states, "the inaccuracy or defect of said Certificate of Designations to be corrected is that the voting rights set forth in Section 3 were inaccurately and defectively stated." The purported Certificate of Correction attempted to correct Section 3 of the Certificate of Designations, regarding voting rights, by giving the holders of Series A Convertible Preferred Stock the right to elect two directors upon certain "Voting Rights Triggering Events," including the accumulation of accrued and unpaid dividends on the shares of Series A Convertible Preferred Stock for two or more six month periods.

         24. The Certificate of Correction filed July 29, 2005, is defective and cannot change the nature of the underlying Series A Preferred. Because Motient issued the Series A Preferred in violation of its Certificate of Incorporation, the Series A Preferred issued in April 2005 was void from its inception.

THE TEXAS LITIGATION AND SERIES A PREFERRED HOLDERS' RESCISSION RIGHTS

         25. On August 17, 2005, Plaintiffs filed a lawsuit against Motient styled Highland Crusader Offshore Partners, L.P., et al. v. Motient Corporation, Case No. 05-07996, in the 101st Judicial District Court in Dallas County, Texas ("Texas Suit"). The Texas Suit alleges, among other things, that Motient made material misrepresentations and omissions in connection with the sale of the Series A Preferred in violation of Texas securities laws and the common law. Specifically, among other things, Plaintiffs allege that Motient falsely represented that the issuance of the Series A Preferred was duly authorized, valid, and not in conflict with or violation of any provision of the Certificate of Incorporation or bylaws of Motient.

         26. Plaintiffs in the Texas Suit also allege that by virtue of the material misrepresentations and omissions of Motient, and because the Series A Preferred was void upon its issuance, Series A shareholders are entitled to rescind their purchases of Series A Preferred and to the return of all consideration paid, plus interest.

         27. In addition, on August 19, 2005, Plaintiffs filed a lawsuit against Andrews Kurth styled Highland Crusader Offshore Partners, L.P., et al. v. Andrews & Kurth, Case No. 05-08331, in the 101st Judicial District Court in Dallas County, Texas ("Texas AK Suit"). The Texas AK Suit alleges, among other things, that Andrews Kurth made material misrepresentations and omissions in connection with the sale of the Series A Preferred in violation of Texas securities laws and the common law. Specifically, among other things, Plaintiffs allege that Andrews Kurth falsely represented that the issuance of the Series A Preferred was duly authorized, valid, and not in conflict with or violation of any provision of the Certificate of Incorporation or bylaws of Motient.

THE MSV TRANSACTION

         28. On September 22, 2005, Motient issued a press release announcing that Motient and MSV had executed a non-binding letter of intent with SkyTerra Communications Inc. ("SkyTerra") and TMI Communications & Company ("TMI"), among others, to consolidate the ownership of MSV and TerreStar within Motient ("MSV Transaction"). The stated purpose of the MSV Transaction was "to simplify the ownership and governance of each of MSV and TerreStar, better enabling each of them to pursue more effectively their deployment of separate hybrid satellite and terrestrial based communications networks providing ubiquitous wireless coverage across all of North America in the L-band and S-band, respectively."


                                       8
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         29. In the September 22, 2005 press release, Motient did not disclose the full terms of the letter of intent, but said only that the terms of the proposed MSV Transaction included the following:

    a) In connection with all the transactions contemplated by the letter of intent, Motient would issue or commit to issue approximately 77 million shares of common stock in exchange for the outstanding MSV interests not already owned by Motient, and approximately 16 million shares for the outstanding TerreStar shares not already owned by Motient.

    b) All of the outstanding MSV and TerreStar interests not already owned by Motient, other than those held by TMI, would be transferred to Motient at closing.

    c) TMI would receive the right to exchange its interests in MSV and TerreStar at any time at the same exchange ratios that are being offered to the other shareholders and would subscribe for shares of a new class of Motient preferred stock with nominal economic value but having voting rights in Motient equivalent to those TMI would receive upon exchange of its MSV and TerreStar interests for Motient common stock.

    d) SkyTerra would dividend to its security holders shares of a newly formed company that would hold all of its assets other than its interests in MSV and TerreStar, and then SkyTerra, which would then consist only of its stakes in MSV and TerreStar, would merge in a tax-free reorganization with and into a subsidiary of Motient. As a result, in addition to the dividend, SkyTerra's stockholders would receive Motient common stock at an exchange ratio reflecting equivalent economic value for MSV/TerreStar as received by the other MSV/TerreStar stockholders. In total, SkyTerra common and preferred stockholders would receive approximately 26 million shares of Motient common stock. SkyTerra's preferred stock would be retired in exchange for Motient common stock with a value equal to the liquidation preference of the preferred stock and SkyTerra's common stockholders would receive the balance of the Motient shares.

    e) The parties anticipate that, after the closing of the transaction, TerreStar would likely be spun-off to the shareholders of Motient (including those receiving shares in connection with these transactions). However, this spin-off would be evaluated following the closing of the other transactions, and would only be executed if it is judged by Motient's Board of Directors to be in the best interests of its shareholders at that time. In the event of a spin off of TerreStar, the exchange ratios applicable to TMI's exchange right would be modified accordingly.

    f) The boards of Motient and MSV would be reconstituted with nine members mutually acceptable to the parties and in compliance with the independence rules and regulations of NASDAQ. TerreStar would have a similarly structured board after the completion of the transaction, separate of Motient and MSV.


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


    g) The parties anticipate that Alex Good, CEO of MSV, would become Motient's new CEO after the transaction. The parties also anticipate that Robert Brumley, CEO of TerreStar, would continue in that role after the transaction with TerreStar maintaining its own management team.

         30. In the Company Notice filed as an exhibit to the Schedule TO Tender Offer Statement filed with the Securities and Exchange Commission in connection with the Exchange Offer, Motient made a similar general disclosure of the terms of the MSV Transaction. As a result of the transaction, Motient's current shareholders will become minority shareholders in a combined entity in which they do not control the board or appoint the CEO.

         31. This general description of the MSV Transaction, without identifying any of the mechanics or the specifics of the proposal, makes it impossible for the Series A shareholders to evaluate the future of the Company. Series A shareholders do not have sufficient information to evaluate whether the transaction is likely to be consummated and produce, in essence, a sale of Motient to MSV and SkyTerra or whether it is more likely that the proposed sale will never be consummated or that it will collapse because of conditions precedent, shareholder objections, and/or regulatory issues. In any event, the issues relating to the MSV Transaction were not present in April 2005 when the Series A Preferred was issued.

         32. Based on the information in the Form 8-K released by Motient relating to the MSV Transaction, Highland believes that this transaction is not in the best interests of Motient's shareholders because the transaction appears to be based on an inaccurate value of Motient's assets. As reported in a letter from Highland to Motient management dated September 29, 2005, because Motient will issue more shares in the proposed transaction than are currently outstanding, the effect of the inaccurate valuation will be to dilute Motient's shareholders and transfer a great deal of value and potential appreciation to MSV and SkyTerra shareholders. Consequently, the value of the conversion feature of the Series A Preferred and Series B Preferred will become even less after the transaction.


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THE MISLEADING AND COERCIVE EXCHANGE OFFER

         33. On September 27, 2005, Motient commenced the Exchange Offer. In connection with the Exchange Offer, Motient filed with the SEC a Schedule TO Tender Offer Statement ("Schedule TO"), a Form of Company Notice to the Holders of Motient Series A ("Company Notice"), a Form of Letter of Transmittal ("Letter of Transmittal"), a Form of Letter to Brokers ("Letter to Brokers"), and a Form of Letter to Clients ("Letter to Clients"). Through the Exchange Offer, Motient has offered to exchange the 408,500 shares of Series A Preferred that were issued and outstanding as of September 26, 2005 for (a) an equivalent number of shares of Series B Preferred; and (b) a release of all claims relating to the issuance of the Series A Preferred. Holders of Series A Preferred are invited to surrender their shares for exchange between September 27, 2005 and 5:00 p.m. New York City time on October 26, 2005, when the Exchange Offer expires.

MATERIAL MISREPRESENTATIONS AND OMISSIONS

         34. Defendants' public filings with respect to the Exchange Offer contain material misrepresentations and omissions that prevent Plaintiffs and the Class from making an informed choice as to whether to tender their shares of Series A Preferred and to release their claims relating to the issuance of the Series A Preferred in exchange for shares of Series B Preferred.

         35. Defendants state that the purpose of the Exchange Offer is to eliminate "confusion regarding . . . the validity of the Series A Preferred" but fail to explain the consequences of the issue. If the Series A Preferred is invalid, Plaintiffs and all other members of the Class have a right to the return of the consideration they paid for their shares. Members of the class also have rescission rights based on material misrepresentations and omissions by Motient in connection with the issuance of the Series A Preferred. Those rescission rights are valuable given the decline in the price of Motient's stock since April 2005 and because of the dilution threatened by the MSV Transaction as discussed above. Defendants do not address the potential value of the rescission right that they require Plaintiffs and other members of the Class to release as part of the Exchange Offer. The facts relating to their right to rescission are clearly material to members of the Class in deciding whether to accept or reject the Exchange Offer.


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         36. Amendment No 1, filed by Motient on October 4, 2005, continues the misleading disclosures relating to the Texas Suit and, rather than provide clear disclosure of the rescission issue, suggests that Series A Preferred shareholders tender to avoid the coercive effect of the amendment of Registration Rights Agreement. Amendment No.1 contains contrived question and answers, and one such answer posits that the Texas Suit seeks rescission based:

                  " . . . on the confusion over the voting rights. As we've said publicly, we don't think this lawsuit has any merit, and are in the process of defending against it. This exchange offer helps to mitigate the confusion and uncertainty caused by the voting rights issue and, again, enables Motient to register the resale of your shares of common stock issuable upon conversion of your preferred stock if you exchange."

The Texas Suit is not premised on some "confusion over voting rights" - it is premised on the Company's improper issuance of stock and misleading and inaccurate representations to Highland in connection with such issuance. Moreover, the Exchange Offer materials fail to disclose adequately that the Series A Preferred shareholders will release their rescission claims, and further fails to disclose material information relating to the value of that rescission right or other released claims. Rather than make adequate disclosures allowing Series A Preferred Shareholders to compare the value of rescission with the value of the new Series B Preferred shares, Defendants reference the punitive effect of failing to tender and having their registration rights taken away by the amendment to the Registration Rights Agreement.

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         37. Amendment No. 1 makes clear that the conversion rights of the
Series B Preferred will be the same as those set forth in the Certificate of Designation for the Series A Preferred. Because the Company's stock price has declined significantly since April 2005, a Series A Preferred holder could reasonably conclude, if sufficient information were disclosed, that the value of the right to rescind a purchase of the Series A Preferred and to receive the amount paid for the Series A Preferred in April 2005 exceeds the value of the Series B Preferred to be issued in exchange for the invalid shares of the Series A Preferred.

         38. Defendants' disclosures (including their description of the Texas
Suit) are misleading because they mischaracterize and omit information necessary for holders of Series A Preferred to adequately assess the value of the Series B Preferred in comparison to the value the rescission claims that such holders will be forced to release if they tender into the Exchange Offer.

         39. Defendants characterize the Texas Suit as "challenging the validity of the Series A Preferred on the basis of the confusion regarding the voting rights of the Series A Preferred." This is incorrect. The Texas Suit contends that the Series A Preferred shares are void because they were issued in violation of Motient's Certificate of Incorporation and upon material misrepresentations by Motient giving rise to a right of rescission. The issue in the Texas Suit is whether the issuance of Series A Preferred should be rescinded, not what voting rights attach to those shares.

         40. Similarly, Defendants state that they initially "issued shares with limited voting right," that the "Certificate of Designations for the Series A Preferred, as originally filed, mistakenly" described the Series A Preferred's voting rights. Those representations also are inaccurate. When the Securities Purchase Agreement was executed, the Series A Preferred was intended by Motient and the investors to have no voting rights. This is confirmed by Motient's initial public description of the Series A Preferred as "shares of non-voting Series A Cumulative Convertible Preferred Stock" and their representation that "[t]he Series A [Convertible] Preferred Stock is non-voting, except as required by applicable law." These misrepresentations are material to the Class's decisions regarding the Exchange Offer because they would lead members of the Class to undervalue their rescission right, which they are required to release if they participate in the Exchange Offer.

         41. Defendants also state that the purpose of the Exchange Offer is "to enable Motient to register for your resale of the shares of Motient common stock issuable upon conversion of the preferred stock and to eliminate confusion regarding the voting rights and validity of the Series A Preferred and to." [sic] Thus, Motient has omitted the third purported purpose for the Exchange Offer by cutting off the disclosure after the phrase "and to."

         42. In addition, Defendants' description of the MSV Transaction is misleading and insufficient because it fails to disclose the effect of the transaction on Series A Preferred shareholders and Motient's existing shareholders.

         43. As described more fully above, the disclosures fail to describe how the board and Motient valued Motient's assets and calculated the number of shares to be distributed in the deal. The disclosures fail to provide any valuation or financial information from which class members could evaluate the value of Motient's assets and the fairness of, and potential dilution to be caused by, the MSV transaction. Thus, if the MSV Transaction significantly overvalues the assets owned by MSV and undervalues the assets owned by Motient, the proposed deal drastically skews the exchange ratio for the MSV Transaction in favor of MSV stockholders and results in dilution of existing Motient stockholders and transfers hundreds of millions of dollars in value and potential appreciation to MSV stockholders. These misrepresentations and omissions are material to the Class's decisions regarding the Exchange Offer because without the true and complete information regarding the MSV Transaction, members of the Class will be unable to make an informed decision regarding the value of the conversion feature of the Series A or the Series B Preferred, and are therefore unable to compare the value of the Series A with a right to seek rescission, with the Series B, which will have no such right. Defendants thus have failed to disclose enough information to allow Series A Preferred holders to determine whether to pursue their rights of rescission and to receive the return of the consideration paid or to exchange their Series A for Series B with uncertain (if any) prospects for a valuable conversion at some time in the future.

         44. Defendants' disclosure regarding the Release of claims that they are requiring from those who tender their Series A Preferred is misleading and insufficient because Defendants do not disclose the nature of the claims that they are asking Plaintiffs and the Class to forego. To participate in the Exchange Offer, Plaintiffs and other members of the Class would be required to release Motient, its agents, officers, directors and representatives (thus including Andrews Kurth and the Defendants) from any and all claims arising out of, or related to, the shares of Series A Preferred. Defendants failed to disclose that Plaintiffs have brought claims of fraudulent misrepresentation, negligent misrepresentation, aiding & abetting, and conspiracy against Andrews Kurth in Dallas County, Texas, and that other members of the Class likely have similar claims. The Exchange Offer materials also fail to disclose that the proposed Release would in fact release those claims. It is unclear what consideration, if any, Andrews Kurth has given for this release, or whether it was merely added by Motient as a favor to Andrews Kurth, or whether Andrews Kurth directed that the offer include a release of itself relating to its involvement in the issuance of the Series A Preferred. These misrepresentations and omissions are material to the Class's decisions regarding the Exchange Offer because it prevents the Class from recognizing the full value of the claims that they are required to give up if they choose to participate in the Exchange Offer.

         45. Moreover, the proposed Release also arguably releases any derivative claims that the Series A holders might have against third parties such as Andrews Kurth and the placement agent on the transaction, Tejas Securities, Inc. If those persons are liable for the errors associated with the issuance of the Series A Preferred, the Company may have claims against those entities, and even if successful in the Texas Litigation, the Company has incurred significant costs and expenses associated with this Exchange Offer. The Company has shown no willingness to pursue claims against third parties, and the proposed release arguably releases rights that the Series A holders might have to bring those claims derivatively on behalf of the Company.

         46. In addition, the Plaintiffs and other Class Members will be required to release all claims against the officers and directors of Motient relating to the Series A Preferred. The Exchange Offer materials do not disclose what these claims might be, nor do they disclose what consideration, if any, the officers and directors paid for this release. The Exchange Offer materials do state that, if other Series A Preferred holders challenge the purchase of Series A Preferred, Motient might not have sufficient funds to repay the purchase price paid by those holders. The Exchange Offer materials, however, do not address whether the Series A Preferred holders might have claims against the officers and directors or other agents of Motient in such a situation, but those claims are part of the claims encompassed within the Release.

         47. The Exchange Offer also does not identify all of the entities that are receiving this release. For example, Gary Singer, a convicted felon who is barred from serving as an officer or director of a publicly traded company, plays a significant role in Motient's management and arranging deals for Motient. In fact, earlier this year, Motient paid Gary Singer a multi-million dollar fee in connection with a transaction. Jared Abbruzzese and his company CTA have advised Motient extensively, have directed various deals for the Company and were involved in the issuance of the Series A Preferred. Moreover, the placement agent for the Series A Preferred was Tejas Securities, Inc., an entity affiliated with current Motient director and Defendant Barry Williamson. The Exchange Offer is unclear whether these persons and entities are included within the scope of the release, and if so, what consideration those persons paid for that release.

         48. In sum, Motient owes the Series A Preferred holders honest and complete disclosures of the value of the rescission and other rights and claims to be released.

COERCION

         49. In addition to the material misrepresentations and omissions, Defendants have also structured the Exchange Offer so as to coerce the Class into participating. As part of the Exchange Offer, Defendants require tendering shareholders to consent to certain amendments to the Registration Rights Agreement. If a majority of the Series A Preferred holders tender their shares in the Exchange Offer, the Registration Rights Agreement will be modified such that Motient will not be required to register the shares of Motient common stock issued in connection with a conversion of the Series A Preferred Shares. The Exchange Offer materials make it clear that "Due to the confusion over voting rights . . . Motient WILL NOT be able to register your [sic] resale of the shares of Motient common stock issuable upon conversion of the Series A Preferred and the amendments to the Registration Rights Agreement will eliminate the registration rights with respect to the Series A Preferred." (emphasis in original).

         50. Amendment No. 1 filed October 4, 2005 further confuses this issue in that Motient states that, rather than an absolute bar to registration, the supposed confusion only means that Motient "may not be able to get the accounting consents needed to register the common stock. " Thus, it is unclear whether Motient might have the ability to register the Series A Preferred or whether it simply intends to repudiate the Registration Rights Agreement as it relates to the Series A Preferred by refusing to register the common shares issued upon conversion.

         51. At any rate, the Exchange Offer materials never explain why the Registration Rights Agreement must be amended to eliminate the registration rights of the Series A Preferred. The Exchange Offer could simply provide that the tender of a majority of Series A Preferred shares would amend the Registration Rights Agreement to include the new Series B Preferred within its scope. Instead, Defendants have structured the Exchange to be coercive so they may obtain the benefits of the Release.

         52. Thus, Class members who do not tender their Series A shares will lose the registration rights to which they are entitled under the Securities Purchase Agreement because stockholders who surrender Series A shares for Series B shares will also effect an amendment of the Registration Rights Agreement applicable to the remaining Series A shares. Plaintiffs and other members of the Class must therefore choose between, on the one hand, tendering their stock (regardless of the economic merits of the Exchange Offer), surrendering their claims for rescission, releasing Motient, the directors and Andrews Kurth, and, on the other hand, litigating the rescission issue and risk being left with Series A Preferred that can only be converted into common stock that is restricted and not freely transferable. The amendment of the Registration Rights Agreement is not necessary or integral to the Exchange Offer, and in fact, has no business purpose. It is being used, however, to coerce Series A holders to tender their shares in the Exchange Offer (and thereby release their rescission and other rights and Defendants from further liability) or to risk losing valuable rights under the Registration Rights Agreement.

         53. Motient also stated that it does not expect Highland to tender its shares in the Exchange Offer. Thus, Motient fully expects that, if the Exchange Offer is successful (as it hopes), Highland will lose the ability to convert its Series A Preferred into registered common stock. Motient similarly expects and intends that any particular non-tendering Series A Preferred holders will similarly not be able to convert their convertible preferred shares into unrestricted common stock.

                                CLASS ALLEGATIONS

         54. Plaintiffs bring this action pursuant to Rule 23 of the Rules of this Court, on behalf of themselves and all other similarly situated holders of Series A Preferred of Motient (the "Class"), and, as explained below, this action is properly maintainable as a class action.

         55. The Class is so numerous that joinder of all members is impracticable.

         56. There are questions of law and fact that are common to the Class, including but not limited to the following:

              a) Whether defendants have violated their fiduciary duties to Plaintiffs and other members of the Class;

              b) Whether the proposed amendment to the Registration Rights Agreement in connection with the Exchange Offer would breach the Registration Rights Agreement; and

              c) Whether Plaintiffs and the other members of the Class would be irreparably damaged were defendants not enjoined from committing the wrongs complained of herein.

         57. Plaintiffs' claims are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike by defendants' actions if they are not enjoined.

         58. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Accordingly, Plaintiffs will fairly and adequately represent the interests of the Class.

         59. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.

         60. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                       COUNT 1 - BREACH OF FIDUCIARY DUTY

         61. Plaintiffs repeat the allegations in the foregoing paragraphs as if fully set forth herein.

         62. All Defendants who are directors have a material conflict of interest with respect to the Exchange Offer because they will receive a release from any tendering Series A Preferred Shareholder releasing them from any and all claims related to the Series A Preferred.

         63. Defendants owe Plaintiffs and other members of the Class the fiduciary duties of care, loyalty, utmost good faith and fair dealing, accountability and disclosure.

         64. Defendants have breached their fiduciary duties by, among other things, (i) failing to disclose all material information concerning the Exchange Offer; and (ii) structuring the Exchange Offer so as to wrongfully, inequitably and unlawfully coerce Plaintiffs and other members of the Class into tendering their shares for reasons unrelated to the merits of the Exchange Offer.

         65. Plaintiffs and other members of the Class will suffer irreparable harm if the Exchange Offer is not enjoined. If the Exchange Offer is not enjoined, Plaintiffs and the other members of the Class will forever be deprived of their right to make a fully informed, uncoerced decision with regard to the Exchange Offer.

                          COUNT 2 - BREACH OF CONTRACT

         66. The Registration Rights Agreement is a binding, enforceable contract between Motient, Plaintiffs, and other members of the Class.

         67. Plaintiffs and other members of the Class have performed all conditions precedent to the enforcement of the rights and obligations therein.

         68. The proposed amendments to the Registration Rights Agreement in the Exchange Offer breach the provisions of the Registration Rights Agreement in that the amendment is materially and disproportionately adverse to any Investor that does not tender its shares in the Exchange Offer. The Exchange Offer purports to make this amendment without the consent of such Series A shareholder, and thus breaches the Registration Rights Agreement.

         69. Plaintiffs and other members of the Class will be injured thereby.

                                     PRAYER

         Plaintiffs seek the following preliminary and permanent relief in favor of the Class:

         (1) An injunction enjoining the Exchange Offer or, if the Exchange Offer is consummated, rescission of the transaction;

         (2) In the alternative, an award of rescissionary or compensatory damages;

         (3) A declaration certifying this action as a class action and appointing Plaintiffs as class representatives;

         (4) attorney's fees, costs, and expenses incurred by Plaintiffs in connection with this action;

         (5) pre-judgment and post-judgment interest; and

         (6) such other or further relief that the Court deems just and equitable.

         WHEREFORE, Plaintiffs pray that upon final hearing the Court award judgment in favor of Plaintiffs and the Class and against Defendants and grant the aforementioned relief and such other and further relief as may be just.

                                        POTTER ANDERSON & CORROON LLP


OF COUNSEL:                             By:   /s/ Michael A. Pittenger
                                              ----------------------------------
                                              Kevin R. Shannon (I.D. #3137)
HAYNES AND BOONE LLP                          Michael A. Pittenger (I.D. #3212)
Brian D. Hail, Esquire (BH-1857)              Matthew E. Fischer (I.D. #3092)
153 E. 53rd Street, 49th Floor                Joyce E. Wong (I.D. #4617)
New York, New York  10022                     Hercules Plaza, 6th Floor
(212) 659-4962                                1313 North Market Street
                                              Wilmington, Delaware  19899-0951
                                              (302) 984-6000

                                        Attorneys for Plaintiffs

Dated:  October 7, 2005

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